Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Disclosure requirement – Mamut ASA

Orkla ASA has today acquired 350 000 shares in Mamut ASA. After this transaction Orkla owns 3 283 788 shares in Mamut ASA, which represents 5.52 % of the share capital.

Orkla ASA,
Oslo, 26 February 2009

Contact:
Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

SUPPL

09045560

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

END